QRS Music Technologies, Inc. 2011 Seward Ave. Naples, FL 34109 239-597-5888
QRS Music Technologies, Inc

March 15, 2007

Jeffrey Sears

Division of Corporate Finance

United States Security and Exchange Commission

Mail Stop 3561

Washington, DC 20549

Dear Mr. Sears:

Thank you for your letter dated March 7, 2007 regarding QRS Music Technologies, Inc. Form 10-KSB for the Fiscal Year ended June 30, 2006 (the “Letter”).  We understand that your process is to assist us in compliance with applicable disclosure requirements and to aid us in enhancing the overall disclosure of future filings.   For  convenience, we have reproduced below the comments as set out in the Letter.  The Company’s response immediately follows each comment.

Item 6.  Management’s Discussion and Analysis or Plan of Operations

Critical Accounting Policies

Revenue Recognition, page 8

Comment

1. You state that shipping and handling costs are included in selling expenses net of amounts invoiced to your customers.   Based upon your disclosure, your accounting policy regarding shipping and handling costs does not appear to comply with paragraphs 5 and 7 of EITF 00-10.  As such, please revise your accounting policy with regard to shipping and handling costs or tell us why you believe your accounting treatment is appropriate.  As a part of your response, also tell us both i) the gross amount of the shipping and handling costs incurred by you during fiscal 2006 and ii) the amount of such costs that were invoiced to your customers during fiscal year 2006.

Response:

Currently the Company recognizes in Net Sales the gross revenue of shipping and handling charges and expenses related to those charges are recognized in selling, general and administrative expenses.  Upon review we see that our statement on page 8 that we include shipping and handling charges in selling expenses net of amounts invoiced to the customer per the order may not be worded correctly. The Company does follow EITF 00-10 and recognizes the revenue generated from shipping and handling costs ($405,413.27 in FY06) as revenue, and it is reported in Net Sales.  The costs associated with the shipping and handling expenses ($670,294.77) are included in selling expenses.  For future filings the Company will continue to include gross amounts of shipping and handling revenue in Net Sales, following the guidance of EITF 00-10 paragraphs 5 and 7, and will clearly state that in the Critical Accounting Policies and Estimates.

Comment

2.         We note from your disclosure that shipping and handling costs are included in selling expenses.   However, we are unclear whether your disclosure is referring to the “Costs of Sales” or “Selling and general and administrative” line item on your consolidated statement of operations.  Please clarify your disclosure, accordingly.   Furthermore, to the extent that you do not include shipping and/or handling costs in “Costs of Sales,” please disclose both the amount(s) of such costs and the line item(s) on your statement of operations that include them.  Refer to the requirements of paragraph 6 of EITF 00-10.

Response

Currently the Company includes the expenses related to shipping and handling costs in selling, general and administrative expenses.  For future filings we will disclose both the amount(s) of the shipping and handling costs and the fact that they are included in selling, general and administrative expenses.

Fiscal 2006 Compared to Fiscal 2005, page 9

Comment

3.               We note from the description of your business that your “Pianomation” systems and pianos generate the majority of your revenues.   We also note that you sell your Pianomation systems, independent of the sale of pianos, including to several major piano manufacturers.   Given that it is possible for the sales of your pianos and your Pianoamation systems to fluctuate independent of each other, we believe you should consider expanding your MD&A in future filings to separately discuss quantitative and qualitative information regarding the sales of your Pianomation systems and pianos, as well as, the impact of each of these major product lines to your results of operations.  For example, we believe it would be beneficial for you to disclose i) how much of the 10.7% decline in sales between fiscal 2005 and fiscal year 2006 resulted from a decline in revenues generated by your pianos versus Pianomation and ii) the extent that the revenues of each major product type was impacted by quantity sold versus price.   Furthermore, given the potentially different cost structures of your major products (e.g., imported versus manufacturered), it may be beneficial to qualitatively and quantitatively discuss, on an individual basis, how each major product type impacted your significant expense line items, such as costs of goods sold and research and development expenses.   Please provide an example of your proposed disclosure as part of your response.

Response:

In future filings, the Company will expand its MD&A explanations to more thoroughly explain sales by major product line and their impact both quantitatively and qualitatively for comparative purposes.  The following represents an example of possible expanded MD&A explanation for the Form 10K-SB for the fiscal year ended June 30, 2006:

Sales

Total sales decreased 10.7% from $20.25 million in fiscal 2005 to $18.10 million in fiscal 2006.  Company sales of Pianomation units and related items decreased by approximately $179,000 representing a decline of slightly less than 2.0%. The Company shipped a similar number of units, but experienced lower related product sales.  The Company experienced a delay in the release of a new controller for the Pianomation system, which affected sales of both technology and pianos in first and second quarters.  Once it was released, it was well received by the marketplace, but during the third and fourth quarters, the overall domestic piano market substantially softened.  As a result of that softening, the Company’s piano sales decreased by almost $1.19 million, or 14.1%. The Company did experience an increase in the number of upright pianos it shipped, but this was offset by a larger decrease in its more expense grand piano shipments.  The decline appears to be related to a hesitant buying public.   As a result of the lower than average retail sales of pianos, dealers in turn decreased both their inventory levels and speed of reordering.

Costs and Expenses

Total costs of sales decreased 13.1% from $14.06 million in fiscal 2005 to $12.22 million in fiscal 2006.  As a percentage of sales, cost of sales decreased two percentage points from 69.5% in fiscal 2005 to 67.6% in fiscal 2006.   While lower sales accounted for a lower total cost of sales, the Company has experienced decreases in its cost of sales during Fiscal 2006.   These decreases are a result of efforts by the Company to reduce component costs associated with its Pianomation systems.  The Company did experience a slight price increase on its imported piano line, and did experience higher shipping costs on the pianos coming to its Seneca, PA facility.

Research and development expenses increased 12.4% from $684,000 in fiscal 2005 to $769,000 in fiscal 2006 due to the varying development times of products in development.  The Company is undertaking several large projects as it works to maintain its leading edge in technology for the music industry.  The Company’s research and development efforts are spent almost entirely in the development of technology products, both related to Pianomation and similar “piano enhancement” products.  Almost no funds were related to the physical properties of the piano line.  As these projects progress in their development cycle more funds are required to bring them to fruition.  Development for the Petine and Ancho user interfaces for the Pianomation player system were completed in fiscal 2006, and these interfaces were introduced and are now a part of the QRS Product line of technology devices.  Several other projects are nearing completion and the Company plans to introduce them during fiscal 2007.   There are also several products that are currently in the exploratory phase of development and not determination has been made as to if and when they will be completed and brought to the marketplace.

Liquidity and Capital Resources, page 10

Comment

4.     We note that you disclose the non-GAAP measure EBITDA in the liquidity and capital resources section of your MD&A.  However, you have not provided the accompanying disclosures that are required by Item 10(g) of Regulation S-B.   Please revise your future filings to provide each of the disclosure items required by Item 10(g) of Regulation S-B.  Alternatively, please discontinue the disclosure of your non-GAAP measure.  We note that since EBITDA has been presented as a measure of liquidity, your measure should be reconciled to a measure of operating cash flows, if included in future filings.

Response

The Company will discontinue the use of EBITDA data and other  non-GAAP measures in future filings.

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 1: Nature of Operations and Significant Accounting Policies

General

Comment

5.     To the extent applicable, please tell us and revise your significant accounting policies to disclose your accounting policy for consideration given to your customers.  For example, we note from the MD&A section of your Form 10-QSB for the quarterly period ended December 31, 2006 that you have introduced a sales initiative to your dealer base which appears to have resulted in an increase to your marketing expenses.   To the extent that this sales initiative includes the provision of volume discounts or any other form of consideration to your dealers, please disclose how these sales incentives are accounted for, as well as, reported in your financial statements.  Refer to EITF 01-9.

Response

Previous to the sales initiative stated in the Form 10-QSB for the quarterly period ended December 31, 2006, the consideration offered to our direct customers was in the form of cash discounts, which were netted against revenues.   This follows the guidance in EITF 01-09, paragraph 9 “The Task Force reached a consensus that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement.”  The sales initiative introduced during the period covered by Form 10-QSB for the quarterly period ended December 31, 2006 was an offer to our direct dealer base, that would award them certain pieces of free merchandise to be used in their stores for promotion of our product, in exchange for the purchase of a set quantity of items.  The Company’s accounting policy for these sales initiative is to recognize the income from the sales of the products (net any applicable discounts) as revenue, and to recognize the cost of the items given to the dealer as a marketing expense.   The Company believes that this policy follows the guidance offered in EITF 01-09, paragraph 10, “If the consideration consists of a “free” product or service, or anything other than cash or equity instruments, the Task Force reached a consensus that the cost of the consideration should be characterized as an expense (as opposed to a reduction of revenue) when recognized in the vendor’s income statement.”

Segments, page 18

Comment

6.     You state that your company’s operations are within one reportable segment operating in the United States.  However, we note from the “Description of Business” section of your Form 10K-SB (“page 2”) that during fiscal year 2005, your company leased space in Hong Kong to help with procurement and sales to the Chinese and surrounding markets.   We note further that during fiscal year 2004, your company began utilizing space in Australia to inventory pianos and Pianomation units that will be sold in the Australian market.  While it appears that you currently sell your products to dealers and end-users predominately located in the United States, please consider the need to provide information about your other geographical areas, if your company’s operations expand in the Chinese, Australian, or other foreign markets.  Refer to the requirements of paragraph 38 of SFAS No. 131 for further guidance.

Response

Currently the revenues from external customers in either China or Australia, individually or collectively do not represent 10% of the Company’s sales, or assets.   Sales for the entire country of Australia represented  0.6 % of the Company’s sales, and there are currently no sales into the Chinese market.   The assets held by the Australian subsidiary represent 1.6 %  of the Company’s assets.  Most of these assets are in the form of piano inventory.  Currently the Hong Kong office is being used to oversee the quality of the pianos being imported from China, and is used to house and store Pianomation inventory owned by the United States corporation that is shipped to the Company’s piano manufacturer for installation into it’s purchased pianos for importation into the United States.  Total assets in Hong Kong, including the inventory belonging to the United States corporation represent 5.1% of the consolidated Company. If the Company’s operations expand in the Chinese, Australian, or other foreign markets, the Company will provide additional information for these geographic areas as required in SFAS No 131.

Comment

7.     Furthermore, as you have formed subsidiaries in Hong Kong and Australia, please consider the need to expand your significant accounting policies footnote to discuss how you account for foreign transactions and translation gains and losses.   Also consider the disclosure requirements of paragraphs 30 and 31 of SFAS No. 52 if your operations in Hong Kong and/or Australia expand.

Response

As stated above, the activities of our Hong Kong and Australian operations are insignificant and immaterial to our financial statements.  The Company will consider the disclosure requirements of paragraphs 30 and 31 of SFAS No. 52 if its Hong Kong and/or Australian operations expand.

Thank you for your assistance as we endeavor to assure appropriate disclosure to provide the information investors require for an informed decision.  The management of QRS Music Technologies, Inc. acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments and changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (239) 597-5888 to let me know if we have sufficiently addressed your concerns.

Sincerely,

QRS Music Technologies Inc

Ann A. Jones